Mail Stop 4561



      					July 12, 2006



Scott D. Peters
Chief Executive Officer
NNN Healthcare/Office REIT, Inc.
1551 N. Tustin Avenue, Suite 200
Santa Ana, CA  92705

Re:	NNN Healthcare/Office REIT, Inc.
	Registration Statement on Form S-11/A
	Amended on July 6, 2006
      File No. 333-133652

Dear Mr. Peters:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prior Performance Summary, page 85
1. We note your response to Comment 6 and the revised disclosure on pages 90, 92, and 94 that the source of cash to fund the distributions was financing activities. We further note your disclosure on page 92 that the source of cash to fund distributions was the collection of notes receivables. Please expand your disclosure to briefly describe what you mean by financing activities and the collection of notes receivables. For example, if the programs borrowed money to fund distributions, please so state.
2. Please revise to state the aggregate amount of loans from affiliates of Triple Net Properties to the prior programs for the purpose of acquiring and holding real estate. Also, please state the aggregate amount of loans from Cunningham Lending Group, LLC to the prior programs for making distributions that exceed cash flow from operations. In each case, also disclose the aggregate number of prior programs that received these loans.
3. We note the discussion of adverse business developments or conditions beginning on page 94. Please tell us why you have limited this discussion to your private programs, considering that your public programs also have experienced returns of capital from cash distributions. If applicable, please revise to include a similar discussion of adverse business developments relating to your public programs.

Adverse Business Developments or Conditions, page 94
4. The next-to-last paragraph in this section states that distributions in excess of cash flow from operations may be made from cash reserves, proceeds from the sale or refinancing of properties, distributions of prior years` cash flows, or loans from Triple Net Properties or its affiliates. Please revise to clarify, if true, that distributions in excess of cash flow may be made from proceeds from the sale of the program`s securities. If so, please include appropriate risk factor disclosure regarding distributions from the proceeds from this offering.
5. Please tell us why you have identified cash reserves as a source for distribution payments when there is no indication that your prior programs have ever paid distributions from a reserve. Alternatively, please confirm that cash reserves and prior years` excess cash flows are the same thing.

Performance of Prior Programs, page 95
6. For each prior program, please revise to disclose all major adverse business developments that resulted in deficit cash flows. For example, we note that you have provided appropriate disclosure on page 110 for NNN 1397 Galleria Drive, LLC by indicating that a major tenant vacated the property. Please provide comparable disclosure for each program that experienced deficit cash flows after distributions.



Table III Operating Results of Prior Programs By Year

Notes Programs, page A-21
7. Please revise footnote (2) on page A-21 to disclose the amount of cash distributions paid to the note unit holders in each of the years presented.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Robert Telewicz at (202) 551-3438, or Jorge
L.
Bonilla, Senior Staff Accountant, at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer at 202-551-3415 or me at 202-
551-3780 with any other questions.

Sincerely,



Elaine Wolff
Branch Chief



cc:	Lesley H. Solomon, Esq. (via facsimile)
	Alston & Bird LLP

Mr. Scott D. Peters
NNN Healthcare/Office REIT, Inc.
July 12, 2006
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